Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years ended September 30,
	2012	2013	2014	2015	2016
Income before income taxes	$313,304	$404,801	$397,293	$478,970	$312,755
Fixed charges	39,360	58,103	71,803	74,551	85,766
Capitalized interest	(32,900)	(33,200)	(30,000)	(22,000)	(17,200)
Earnings	$319,764	$429,704	$439,096	$531,521	$381,321
Ratio of earnings to fixed charges	8.1x	7.4x	6.1x	7.1x	4.4x

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest. “Fixed charges” consists of interest expense and capitalized interest.